SECURI 05036623 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48708

SEC MAIL RECEIVED FEB 2 5 2005 WASH. DC 183 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA Agile Group
Greenberg & Associates Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4909 Pearl East Circle, Suite 300
(No. and Street)

Boulder (City) CO (State) 80301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Brady (303) 440-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Brady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Agile Group, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

My Commission Expires 05/19/2007
Notary Public

Signed before me on 2-22-05 in Boulder, CO.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGILE GROUP
(d/b/a GREENBERG &
ASSOCIATES SECURITIES, INC.)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2004

AGILE GROUP
(d/b/a GREENBERG & ASSOCIATES SECURITIES, INC.)

CONTENTS

	Page
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Shareholders' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 10
Supplementary Schedule:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	11
Independent Auditors' Report on Internal Accounting Control Pursuant to SEC Rule 17a-5	12-13

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Agile Group (d/b/a Greenberg & Associates Securities, Inc.)

We have audited the accompanying statement of financial condition of Agile Group (d/b/a Greenberg & Associates Securities, Inc.) as of December 31, 2004, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agile Group (d/b/a Greenberg & Associates Securities, Inc.) as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 16, 2005

AGILE GROUP
(d/b/a GREENBERG & ASSOCIATES SECURITIES, INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	113,411
Commissions receivable		155,436
Securities owned, at market value		8,066
Cash surrender value of life insurance		87,121
Receivable from related parties (Note 3)		354,873
Furniture and equipment, net of accumulated depreciation of $165,994		26,586
Other assets		43,446
Total assets	**$**	**788,939**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	29,362
Other accrued liabilities		66,726
Total liabilities		96,088
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
SHAREHOLDERS' EQUITY: (Note 2)		
Common stock, no par value; 50,000 shares authorized; 100 shares issued and outstanding		233,816
Retained earnings		459,035
Total shareholders' equity		692,851
Total liabilities and shareholders' equity	**$**	**788,939**

The accompanying notes are an integral part of this statement.

AGILE GROUP
(d/b/a GREENBERG & ASSOCIATES SECURITIES, INC.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:		
Commissions	$	1,026,938
Trading losses, net		(2,093)
Other income		1,472
Total revenues		1,026,317
EXPENSES:		
Salaries, payroll taxes and leased employee benefits		655,809
Professional fees (Note 3)		128,023
General and administrative		253,623
Occupancy expenses		144,727
Marketing and advertising		78,185
Travel and entertainment		14,823
Communications		24,480
Depreciation		24,173
Other expenses		3,923
Reimbursement from affiliate (Note 3)		(496,064)
Total expenses		831,702
NET INCOME	**$**	**194,615**

The accompanying notes are an integral part of this statement.

AGILE GROUP
(d/b/a GREENBERG & ASSOCIATES SECURITIES, INC.)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock		Retained
	Shares	Amount	Earnings
BALANCES, December 31, 2003	100	$ 233,816	$ 364,420
Distributions	-	-	(100,000)
Net income	-	-	194,615
BALANCES, December 31, 2004	**100**	**$ 233,816**	**$ 459,035**

The accompanying notes are an integral part of this statement.

AGILE GROUP
(d/b/a GREENBERG & ASSOCIATES SECURITIES, INC.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 194,615
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	24,173
Increase in commissions receivable	(122,418)
Increase in securities owned, at market value	(7,635)
Decrease in cash surrender value of life insurance	7,655
Increase in other assets	(25,458)
Increase in accounts payable	6,890
Increase in other accrued liabilities	11,780
Net cash flows provided by operating activities	89,602
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(2,389)
Increase in related party receivables	4,298
Net cash flows provided by investing activities	1,909
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in related party receivables	(100,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,489)
CASH AND CASH EQUIVALENTS, at beginning of year	121,900
CASH AND CASH EQUIVALENTS, at end of year	**$ 113,411**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Agile Group (d/b/a Greenberg & Associates Securities, Inc.) (the "Company") was incorporated on September 20, 1995 and operates as a securities broker-dealer dealing mainly in mutual funds and insurance related products.

The Company under Rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company's broker transactions are limited to the sale and redemption of redeemable securities of registered investment companies. The Company does not carry or clear customer accounts.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five to seven years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

Income Taxes

The Company is recognized as an S-Corporation by the Internal Revenue Service. The Company's shareholders are liable for federal and state income taxes on its taxable income.

Basis of Accounting

Securities owned by the Company (mutual funds) are recorded at market value, and related changes in market value are reflected in income. The Company records securities transactions, commission revenue and related expenses on a trade date basis.

Advertising Expense

Advertising costs incurred by the Company are expensed as incurred. During the year ended December 31, 2004, $86,619 was charged to advertising expense.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2004, the Company had net capital and net capital requirements of $198,740 and $6,406, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.48 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense agreement with an affiliated entity. The Company paid an affiliated entity professional fees of $62,194 for the year ended December 31, 2004.

In addition, the Company received $496,064 from three other affiliated entities as payment for their share of the expenses incurred by the Company. At December 31, 2004, the Company had a receivable of $182,828 from these affiliates.

The Company had $3,981 receivable from another affiliate and $168,064 receivable from officers and shareholders of the Company at December 31, 2004.

An affiliate pays salaries for all employees and the Company reimburses this affiliate for its portion of the salaries expense. During the year ended December 31, 2004, $598,945 was paid to this affiliate.

The above affiliated entities are owned by certain officers and shareholders of the Company.

NOTE 4- LEASE COMMITMENTS

The Company leases office space under a non-cancellable operating lease expiring on December 1, 2011. At December 31, 2004, aggregate minimum future rental commitments under this lease with remaining terms in excess of one year are as follows:

	Amount
2005	$ 180,567
2006	180,567
2007	180,567
2008	180,567
2009	180,567
thereafter	346,086
	$ 1,248,921

Total rental expense of $128,673 was charged to operations during the year ended December 31, 2004.

NOTES TO FINANCIAL STATEMENT

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a retail brokerage house and deals primarily in mutual funds and variable insurance products which it buys and sells on behalf of its customers on a fully disclosed basis.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss, should the bank cease business.

The Company's financial instruments, including cash and cash equivalents, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

SUPPLEMENTARY INFORMATION

AGILE GROUP
(d/b/a GREENBERG & ASSOCIATES SECURITIES, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

CREDIT:		
Shareholders' equity	$	692,851
DEBITS:		
Nonallowable assets:		
Commissions receivable		67,996
Receivable from related parties		354,873
Furniture and equipment, net		26,586
Other assets		43,446
Total debits		492,901
Net capital before haircuts on securities positions		199,950
Haircuts on securities positions		1,210
NET CAPITAL		198,740
Minimum requirements of 6-2/3% of aggregate indebtedness of $96,088 or $5,000, whichever is greater		6,406
Excess net capital	**$**	**192,334**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	29,362
Other accrued liabilities		66,726
TOTAL AGGREGATE INDEBTEDNESS	**$**	**96,088**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.48 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2004.

See the accompanying Independent Auditors' Report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Agile Group (d/b/a Greenberg & Associates Securities, Inc.)

In planning and performing our audit of the financial statements and supplementary information of Agile Group (d/b/a Greenberg & Associates Securities, Inc.) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Agile Group (d/b/a Greenberg & Associates Securities, Inc.) that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Agile Group (d/b/a Greenberg & Associates Securities, Inc.) to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

In addition, our review indicated that Agile Group (d/b/a Greenberg & Associates Securities, Inc.) was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k (1) as of December 31, 2004, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 16, 2005